NETHERLAND, SEWELL & ASSOCIATES, INC.
WORLDWIDE PETROLEUM CONSULTANTS
ENGINEERING • GEOLOGY • GEOPHYSICS • PETROPHYSICS

PRESIDENT & COO
DANNY D. SIMMONS
EXECUTIVE VP
G. LANCE BINDER

J. CARTER HENSON, JR. - HOUSTON
DAN PAUL SMITH - DALLAS
JOSEPH J. SPELLMAN - DALLAS
THOMAS J. TELLA II - DALLAS

March 17, 2008

Mr. W. Marvin Watson
Maxim TEP, Inc.
9400 Grogan's Mill Road, Suite 205
The Woodlands, Texas 77380

Dear Mr. Watson:

In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2007, to the combined interests of Maxim TEP, Inc. (Maxim) and Bluerock Energy Capital, LTD. (Bluerock) in certain gas properties located in Monroe Gas Field, Union Parish, Louisiana, as listed in the accompanying tabulations. The combined interests evaluated in this report include Maxim's working and net revenue interests plus a term overriding royalty interest owned by Bluerock (collectively referred to herein as "Maxim et al".) This report has been prepared using constant prices and costs, as discussed in subsequent paragraphs of this letter. The projections in this report are the same as in our report dated February 20, 2008, except that the February 20 report was prepared using price and cost parameters specified by Maxim. The estimates of reserves and future revenue in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission and, with the exception of the exclusion of future income taxes, conform to the Statement of Financial Accounting Standards No. 69. Definitions are presented immediately following this letter.

As presented in the accompanying summary projection, Page 1, we estimate the gas reserves and future net revenue to the Maxim et al. interest in these properties, as of December 31, 2007, to be:

	Gas Reserves		Future Net Revenue ($)	
Category	Gross (MCF)	Net (MCF)	Total	Present Worth at 10%
Proved Developed Producing	2,326,076	1,788,151	3,227,600	2,276,900

Gas volumes are expressed in thousands of cubic feet (MCF) at standard temperature and pressure bases. These properties have never produced commercial volumes of condensate.

The estimates shown in this report are for proved developed producing reserves only. Our study indicates that there are no proved developed non-producing reserves for these properties at this time. There are no proved undeveloped reserves at current price and cost parameters. Our estimates do not include any probable or possible reserves that may exist for these properties. This report does not include any value that could be attributed to interests in undeveloped acreage. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk. This report includes one-line summaries of basic data, reserves, and economics by lease.

Future gross revenue to the Maxim et al. interest is prior to deducting state production taxes. Future net revenue is after deductions for these taxes and operating expenses but before consideration of federal income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and their related facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such

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possible liability. Also, our estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

The gas price used in this report is based on a December 31, 2007, Henry Hub spot market price of $6.795 per MMBTU and adjusted for energy content, transportation fees, and a regional price differential. The gas price is held constant throughout the lives of the properties.

Lease and well operating costs used in this report are based on operating expense records of Maxim. As requested, lease and well operating costs for the properties include direct lease- and field-level costs and Maxim's estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Lease and well operating costs are held constant throughout the lives of the properties.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the Maxim et al. interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Maxim et al. receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities. The reserves may or may not be recovered; if they are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report. Also, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geologic. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geologic data; therefore, our conclusions necessarily represent only informed professional judgment.

The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Maxim TEP, Inc. and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. Supporting geologic, field performance, and work data are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.

By: C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By: Matthew T. Brogdon, P.E.
Vice President

Date Signed: March 17, 2008

By: Mike K. Norton, P.G.
Senior Vice President

Date Signed: March 17, 2008

MTB:JCS